FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 16, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE

FIRST NINE MONTHS OF 2008

Moscow, Russia – October 16, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced today its operational results for the first nine months of 2008.

Product	First nine months of 2008, thousand tonnes	First nine months of 2008 vs. first nine months of 2007, %
Coal	20,702	+54
Coking coal	12,409	+95
Steam coal	8,293	+17
Coal concentrate*	11,213	+30
Coking	9,264	+41
Steam	1,949	-7
Iron ore concentrate	3,620	-2.5
Nickel	14	+6
Ferrosilicon	67	n/a
Ferrochrome**	48	n/a
Hardware	604	+16
Forgings	60.4	-0.7
Stampings	71.3	-0.3
Rolled products	4,313	+11
Flat products	309	-0.4
Long products	2,716	+18
Semi-finished products	1,288	+1
Steel	4,745	+4
Pig iron	2,781	-2
Coke	2,699	-8.2
Electric power generation (ths. kWh)	3,108,359	+55

* Coal concentrate has been produced from part of the raw coal output

** The data provided relates to results for the second and third quarters of 2008.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented on the operational results for the first nine month of 2008: “Mechel continues to implement its long term strategy of transitioning to the manufacturing of downstream products with high added value in its steel segment and increasing production efficiency in all of its business segments. Consolidation of Yakutugol OAO enabled us to significantly increase our coal output and coal concentrate production. Due to our acquisition of Romanian producer Ductil Steel in Spring 2008, we also increased steel product output and strengthened our positions in the promising Eastern European market. An insignificant reduction in our coke production was due to the planned overhaul of coke oven battery No. 4 at Mechel’s Chelyabinsk Metallurgical Plant. Output of pig iron was also reduced due to the planned overhauls of our blast furnaces. We also increased our output of long products and downstream products with high added value by reducing production of semi-finished products. Our production of flat steel was determined by the market demand for these products.”

Mr. Polin continued: “Mechel’s ferroalloy business has gained a new impetus for further development, driven by the integration of Oriel Resources’ assets into Mechel. The commissioning of the new mining and processing plant at the Voskhod chrome ore deposit in September 2008 will enable us to supply our Tikhvin Ferroalloy Smelting Plant with a high quality raw material. Tikhvin Ferroalloy Smelting Plant provides us with ferrochrome, which is one of the key components in producing various grades of stainless steel. Thus, we expect to achieve enhanced synergy in our steel segment.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: October 16, 2008